FRUCI & ASSOCIATES II
A Professional Limited Liability Company
802 N Washington
Spokane, WA 99201

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
New Slobbr, LLC
Windham, NH

We have reviewed the accompanying balance sheet of New Slobbr, LLC (a Delaware limited liability company) as of January 1, 2017 (the date of inception). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accompanying balance sheet was prepared for the purpose of presenting New Slobbr, LLC's financial position as of January 1, 2017 (the date of inception) for purposes of listing on a registered crowdfunding portal pursuant to the Rule 201 disclosure requirements of Regulation Crowdfunding promulgated by the United States Securities and Exchange Commission, and is not intended to be a complete presentation of New Slobbr, LLC's financial position, results of operations, or related disclosures for any other period of time.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

The accompanying balance sheet has been prepared assuming the Company will continue as a going concern. The Company has no current operations or current assets, has generated no revenue to date, and its viability is dependent upon its ability to meet future financing requirements, all of which raise substantial doubt about the Company's ability to continue as a going concern. This balance sheet does not include any adjustment that might result from the outcome of this uncertainty.

This report is intended solely for the inclusion with information on the Company, as provided to personnel at its registered crowdfunding portal and any prospective users of the portal, and is not intended to be and should not be used by anyone other than these specified parties.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, WA
February 13, 2017

New Slobbr, LLC
Balance Sheet
January 1, 2017 (Inception)

ASSETS		
Current Assets		
Cash	$	-
Total Current Assets		-
Software and intellectual property		52,000.00
TOTAL ASSETS		**52,000.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		
Paid in Capital		52,000.00
Total Members' Equity		52,000.00
TOTAL LIABILITIES & EQUITY	$	52,000.00